OMB

SEC

17009867

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnTrustPermal Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Zelenko 212-224-5506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Jill Zelenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnTrustPermal Securities LLC, as of 12/31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH CURRAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6144097
Qualified in New York County
My Commission Expires April 24, 2018

Notary Public

Signature

Chief Financial Officer/FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (0) Rule 15c3-3 report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTRUSTPERMAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ENTRUSTPERMAL SECURITIES LLC

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of EnTrustPermal Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of EnTrustPermal Securities LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

ENTRUSTPERMAL SECURITIES LLC

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 485,381
Fees receivable	3,615,000
Prepaid assets	123,350
	$ 4,223,731
LIABILITIES	
Commissions payable	$ 3,615,000
Accrued expenses	3,000
	3,618,000
MEMBER'S EQUITY	605,731
	$ 4,223,731

The accompanying notes are in integral part of this financial statement.

Notes to Financial Statement
December 31, 2016

1. ORGANIZATION

EnTrustPermal Securities LLC (the "Company"), formerly known as EnTrust Securities LLC, a Delaware limited liability company, currently owned by EnTrustPermal LLC and EnTrustPermal FOF Management GP LLC, was organized on April 15, 2003. Effective July 15, 2008, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations as a broker-dealer at the close of business on June 30, 2009.

On May 2, 2016, the former sole member of EnTrust Securities LLC and its subsidiaries, were acquired by Legg Mason, Inc. and combined with Permal Group Ltd. As a result of this transaction various subsidiaries and affiliates were formed, which are directly or indirectly owned by Legg Mason and the former sole member of EnTrust Securities LLC, 65%/35%, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America. The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company earns fees for providing solicitation and referral services to the affiliated entities. These fees are recorded on an accrual basis when earned.

Income taxes:

The Company is a limited liability company treated as a partnership. Each partner is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statement.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which provides a framework for revenue recognition and supersedes or amends current revenue recognition guidance. The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The new guidance is effective for annual periods and interim periods beginning after December 15, 2018. The Company will adopt this guidance on January 1, 2019. The Company is currently assessing if the adoption will have a material effect on the Company's financial condition, results of operations or cash flows.

3. Related Party Transactions

Fee Income and Payroll Commissions:
The Company engages in material transactions with affiliated entities. The Company maintains an agreement with its affiliates whereby the Company receives a percentage of certain management fees earned by each affiliate for providing solicitation and referral services. For the year ended December 31, 2016, all fees earned were from affiliated entities. The results of operations of the Company may not be indicative of the results of the operations if the entities operated independently on an arm's length basis.

The commission expenses to employees are calculated based on a commission rate scale applied to management fees earned by certain affiliates from investor accounts referred by the Company's employees. These rates may vary depending on the nature of the investor account referred as agreed upon by each affiliate.

Other Expenses:
The Company bears the costs of its filing, registration fees, payroll and commission expenses. An affiliate, EnTrust Capital Management LP, pays all expenses on behalf of the Company and does not receive reimbursement from the Company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. At December 31, 2016, the Company had net capital of $482,381 which is $241,181 in excess of its required net capital.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 7.50 to 1.

5. Subsequent Events

The Company evaluated all events that occurred from January 1, 2017 through February 28, 2017, the date the financial statement was issued. During the period, the Company did not have any material recognizable subsequent events that would require disclosure in the Company's financial statement.